SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of September 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F X         Form 40-F
                                   --                 --


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No X
                                   ---           --


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                       [GENESYS CONFERENCING LOGO OMITTED]


             Genesys Conferencing Appoints Executive Leadership Team

                   Company Positions Itself For Future Growth

Denver, Colorado and Montpellier, France -September, 03, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, announced the appointments to its strategic executive leadership team. The team appointments are part of a larger strategy to set the stage for next level growth by increasing overall company performance by maximizing revenue and profitability growth while ensuring the highest quality of service.

"Our new organization is aimed at completing and ensuring the success of the initiatives that have already started," said Francois Legros, Chairman and CEO of Genesys Conferencing. "With the successful integration of the companies and businesses we have acquired over the past fifteen months and the key components of our strategy including Genesys Meeting Center in place, this team will position the company for future growth in revenue and profitability."

Genesys has appointed the following to this team:

o Jim Huzell, formerly Group Chief Operating Officer was appointed Group President. In his new role, Huzell supervises the "back-office" engine of the Group including the quality and scalability of the company's production and operating systems.

o Kailash Ambwani, formerly Executive Vice President and Chief Strategy Officer, was appointed Group Chief Operating Officer. In this role, Ambwani oversees the "front-office" engine of the group and will thus be responsible for all revenue generation and P&L activities of the Group.

o David Detert, formerly Executive Vice President Network and Infrastructures, was appointed Executive Vice President and Chief Strategy Officer. Detert's responsibilities include the definition and execution of Genesys' strategy in regards to the consolidation of the conferencing and collaboration industry.

o Andrew Pearce, formerly EVP Regional Manager, Europe was appointed EVP Network, Infrastructure and Global Operations. In this role, Pearce is responsible for the quality of service and the efficiency and future of the production capabilities of the company.

o Jim Lysinger, formerly VP Sales North America was appointed EVP-Managing Director Europe. In this new role, he is overseeing the P&L of Genesys Europe, as well as the execution of the company's strategy and plans in that region.

"Over the past year we have achieved significant milestones including the successful global launch of Genesys Meeting Center, the world's fastest growing audio, video and web conferencing platform, the successful shift to higher margin automated conferencing services and the consolidation of our North American call center operations," added Mr. Legros. "This new executive structure went into effect on July 1st, and since then, we have already seen further enhancements in cost savings as well as market execution. We believe our ongoing strategy of launching innovative conferencing services, reducing our cost structure and driving growth from our higher margin automated services positions Genesys for continued profit improvement and improved shareholder value."

                                     -more-

About Genesys Conferencing


Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg:
GENE LP www.genesys.com
        ---------------


Contacts:

Genesys Conferencing
Paul Joyal
Direct Line: 781-761-6231
paul.joyal@genesys.com
----------------------

Geoffrey Riggs
Direct Line: +33 (0)4.99.13.25.52
geoffrey.riggs@genesys.com
--------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 4, 2002

                                           GENESYS SA


                                           By: /s/ Francois Legros
                                               ----------------------------
                                               Name:   Francois Legros
                                               Title:  Chairman and Chief
                                                       Executive Officer